June 21, 2013

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lattice Semiconductor Corporation
Form 10-K for the fiscal year ended December 29, 2012
Filed March 8, 2013
File No. 000-18032

Dear Mr. Vaughn:

We have reviewed your letter to us of June 10, 2013 setting forth staff comments on the Lattice Semiconductor Corporation (the “Company” or “Lattice”) Form 10-K for the fiscal year ended December 29, 2012.

For your convenience, our responses below have been keyed to your comments. Page numbers in the responses refer to the 2012 Form 10-K as filed.

Comment No. 1:

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Income Taxes, page 34

1.
We note that during 2012 you incurred $20.7 million in tax expense related to on-going operations and the completion of your new tax structure implementation. Additionally, we note from your income tax rate reconciliation on page 54 that mostly due to foreign rate differentials your fiscal 2012 effective tax rate was significantly higher than the statutory federal rate. Given the significance of your foreign rate differential in 2012, please tell us and revise future filings to clearly discuss the nature of and reason for the foreign rate differential as well as any significant components that make up the foreign tax rate differential. If any particular foreign jurisdictions were significant, please revise future filings to describe the rates and the pre-tax income for the most significant jurisdictions.

Response to Comment No. 1:

We advise the staff that our 2012 foreign rate differential is principally due to losses incurred by our Bermuda entity for which we received no tax benefit. These losses resulted from nonrecurring transactions required to implement our international tax structure and were unbenefitted because Bermuda has a 0% tax rate. At the federal statutory rate, these losses would have resulted in an income tax benefit of approximately $22.8 million.

We will revise the disclosure in future filings which include 2012 financial results to incorporate additional information similar to the following (bold emphasis added to the additions to our disclosure on page 54 for your convenience):

The global tax structure was completed during the first quarter of 2012 upon the intercompany sale of inventory and fixed assets. During 2012, this inventory has been sold to end customers in the ordinary course of business resulting in income before taxes in the U.S. and a loss before taxes in certain foreign jurisdictions. Because these foreign jurisdictions have 0% income tax rates we received no tax benefit associated with the losses resulting in a significant foreign rate differential. Taxes have been applied to the U.S. income resulting from the intercompany sale based on U.S. statutory tax rates, offset by deferred tax assets. This resulted in an increase to the effective tax rate and a net income tax provision of $13.7 million during 2012.

……………………………………………………………………………………
In connection with responding to the staff's comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (503) 268-8000.

Sincerely,

Lattice Semiconductor Corporation

/s/ JOE BEDEWI
Joe Bedewi
Corporate Vice President and Chief Financial Officer